Exhibit 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at January 31, 2023:

As at January 31, 2023
(in millions of Canadian dollars)
Subordinated Debentures	8,713
Equity
Common Equity
Common Shares	18,732
Retained Earnings	54,165
Accumulated Other Comprehensive Income	(6,640)
Other Reserves	(145)

Total Common Equity	66,112
Preferred Shares and Other Equity Instruments	8,075

Total Equity Attributable to Equity Holders of the Bank	74,187
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,564

Total Equity	75,751

Total Capitalization	84,464

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the three months period ended January 31, 2023 and for each of the years in the five year period ended October 31, 2022.

	Three Months Ended January 31,	October 31,
	2023	2022	2021	2020	2019	2018

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	4.80	5.78	9.00	5.91	6.61	8.15
Including interest on deposits	1.33	1.82	2.56	1.66	1.67	1.88
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	3.94	5.14	7.55	5.16	5.88	7.02
Including interest on deposits	1.31	1.78	2.46	1.63	1.65	1.84

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.